UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            CACI INTERNATIONAL, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    127190304
                                 (CUSIP Number)


                                                        David L. Hefflinger
Alan S. Parsow                                       McGrath, North, Mullin
General Partner                                               & Kratz, P.C.
P. O. Box 0449                                  1400 One Central Park Plaza
Elkhorn, NE 68022                                           Omaha, NE 68102
(402) 289-3217                                               (402) 341-3070
                                 with a copy to

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 15, 1999
             (Date of Event which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 127190304                         13D               Page 2 of 5 Pages

         1.       Name of Reporting Person
                  SS or IRS Identification Number of Above Person

                  Parsow Partnership, Ltd., a Limited Partnership /
                  47-0541937

         2.       Check the Appropriate Box if a Member of a Group

                  /X/      (a)                                / /      (b)

         3.       SEC Use Only

         4.       Source of Funds

                  WC

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                  / /

         6.       Citizenship or Place of Organization

                  Nebraska
                                                     7. Sole Voting Power

                                                        366,400 Shares
                  Number of
                  Shares                             8. Shared Voting Power
                  Beneficially
                  Owned by                              0
                  Reporting
                  Person                             9. Sole Dispositive Power
                  With
                                                        366,400 Shares

                                                    10. Shared Dispositive Power

                                                        0

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  366,400 Shares

         12.      Check Box if Aggregate Amount in Row 11 Excludes Certain
                  Shares

                  / /

         13.      Percent of Class Represented by Amount in Row 11

                  Approximately 3.36% of voting securities

         14.      Type of Reporting Person

                  PN

CUSIP NO. 127190304                    13D                    Page 3 of 5 Pages

         1.       Name of Reporting Person
                  SS or IRS Identification Number of Above Person

                  Elkhorn Partners Limited Partnership / 47-0721875

         2.       Check the Appropriate Box if a Member of a Group

                  /X/      (a)                / /      (b)

         3.       SEC Use Only

         4.       Source of Funds

                  WC

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                  / /

         6.       Citizenship or Place of Organization

                  Nebraska
                                          7. Sole Voting Power

                                             196,600 Shares
                  Number of
                  Shares                  8. Shared Voting Power
                  Beneficially
                  Owned by                   0
                  Reporting
                  Person                  9. Sole Dispositive Power
                  With
                                             196,600 Shares

                                         10. Shared Dispositive Power

                                             0

         11.   Aggregate Amount Beneficially Owned by Each Reporting Person

                   196,600 Shares

         12.   Check Box if Aggregate Amount in Row 11 Excludes Certain Shares

                   / /

         13.   Percent of Class Represented by Amount in Row 11

                   Approximately 1.80% of voting securities

         14.   Type of Reporting Person

                   PN

CUSIP NO. 127190304                   13D                     Page 4 of 5 Pages

     Parsow Partnership, Ltd. and Elkhorn Partners Limited Partnership (the "Partnerships") make this filing to amend certain information previously reported by the Partnerships. This filing constitutes Amendment No. 1 to the
Schedule 13D of Parsow Partnership, Ltd. and Elkhorn Partners Limited Partnership. The Partnerships amend such prior Schedule 13D reports with respect to the Class A common stock of CACI International, Inc. ("CACI") by adding the following information to the item indicated:

ITEM 4.  PURPOSE OF THE TRANSACTION.

     The Partnerships have acquired the CACI common shares as an investment. The Partnerships intend to review on a continuing basis their investments in the CACI common stock, CACI's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. The Partnerships may purchase additional CACI common shares either in the open market, in privately negotiated transactions, or otherwise.
Additionally, the Partnerships may dispose of the CACI common stock they presently own or hereafter acquire either in the open market, in privately negotiated transactions, or otherwise.

     Parsow Partnership, Ltd. intends to nominate eight persons, including Mr. Parsow, to the CACI board of directors. Alan Parsow, General Partner of the Partnerships, was previously a director of CACI from 1993 to 1997. Pursuant to the CACI bylaws, Parsow Partnership, Ltd. sent to CACI's Secretary on September 14, 1999 a notice of its intention to make such nominations. The notice is attached as Exhibit A hereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)(b) As of September 15, 1999, Parsow Partnership, Ltd. beneficially owns 366,400 shares of CACI common stock and Elkhorn Partners Limited Partnership beneficially owns 196,600 shares of CACI common stock. The CACI Form 10-Q for the quarter ended March 31, 1999 reported that there were outstanding 10,911,000 shares of CACI common stock as of March 31, 1999. Based on this number, Parsow Partnership, Ltd. owns approximately 3.36% of the CACI common stock and Elkhorn Partners Limited Partnership owns approximately 1.80% of the CACI common stock.

         (c) During the past 60 days, Parsow Partnership, Ltd. purchased 2,000 shares of CACI common stock, in open market transactions, at $21.4875 per share. Elkhorn Partners Limited Partnership did not purchase any shares of CACI common stock during the past 60 days.

CUSIP NO. 127190304            13D                            Page 5 of 5 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A.       CACI International, Inc. Notice Re Nominees For
                          Director

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

         DATED: September 15, 1999


Elkhorn Partners                   Parsow Partnership, Ltd.,
Limited Partnership                A Limited Partnership


By: /s/ Alan S. Parsow             By:   /s/ Alan S. Parsow

  Alan S. Parsow                     Alan S. Parsow
  General Partner                    General Partner